UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: January 27, 2026
ARRIVED HOMES 4, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	93-2644213
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer's telephone number)

www.arrived.com
(Issuer's website)

Arrived Series Breckenridge; Arrived Series Tyner; Arrived Series Cordelia; Arrived Series Allen; Arrived Series Sanford; Arrived Series Dan; Arrived Series Resolana; Arrived Series Westgate; Arrived Series Monterey; Arrived Series Gerald; Arrived Series Mystic; Arrived Series Nicole; Arrived Series Harold; Arrived Series Sandridge; Arrived Series Sullivan; Arrived Series Wendell; Arrived Series Wizard; Arrived Series Arnold; Arrived Series Cole; Arrived Series Annadale; Arrived Series Flintwood; Arrived Series Commodore; Arrived Series Cher; Arrived Series Sachi; Arrived Series Satjanon; Arrived Series Bristol; Arrived Series Westbury; Arrived Series Sonny; Arrived Series Arcola; Arrived Series Holly; Arrived Series Gentry; Arrived Series Cranberry; Arrived Series Troxler; Arrived Series Shawnee; Arrived Series Olivia; Arrived Series Prakash; Arrived Series Lendrum; Arrived Series Funderburk; Arrived Series Kern; Arrived Series Humphreys; Arrived Series Jasmine; Arrived Series Rose; Arrived Series Skitt; Arrived Series 500; Arrived Series Chesterfield; Arrived Series Jennie; Arrived Series Rattler; Arrived Series Savannah; Arrived Series Travis

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

Net Asset Value as of January 25, 2026

As of 8:00 AM Eastern Time, Sunday, January 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about April 25, 2026.

Series	NAV Per Interest
Allen	$10.12
Annadale	$9.67
Arnold	$9.91
Breckenridge	$10.28
Bristol	$9.59
Cole	$9.84
Commodore	$9.54
Cordelia	$9.98
Dan	$10.15
Flintwood	$10.01
Gerald	$9.62
Harold	$9.71
Monterey	$10.38
Mystic	$9.69
Nicole	$9.61
Resolana	$9.89
Sachi	$9.42
Sandridge	$9.74
Sanford	$9.29
Sullivan	$10.15
Tyner	$9.46
Wendell	$9.87
Westbury	$9.38
Westgate	$10.55
Wizard	$10.06

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Allen	Annadale	Arnold	Breckenridge	Bristol	Cole	Commodore
ASSETS
Current assets:
Cash	$17,154	$25,304	$19,311	$23,514	$26,761	$20,254	$29,686
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,560	4,176	4,451	5,770	6,183	3,544	5,380
Property and equipment, net	292,148	342,164	303,065	360,095	342,681	287,601	378,522
Total assets	$313,862	$371,644	$326,827	$389,379	$375,625	$311,399	$413,587

LIABILITIES
Current liabilities:
Accrued expenses	$2,257	$5,030	$6,158	$2,966	$7,190	$3,869	$6,317
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,300	4,773	5,352	8,339	6,670	4,802	5,678
Tenant deposits	2,545	2,095	2,345	3,095	3,843	2,445	2,595
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$12,102	$11,899	$13,856	$14,400	$17,703	$11,116	$14,590

MEMBERS' EQUITY (DEFICIT)
Members' capital	308,384	374,562	320,082	380,231	371,751	304,882	413,648
Accumulated deficit	(6,623)	(14,817)	(7,111)	(5,253)	(13,829)	(4,599)	(14,652)
Total members' equity (deficit)	$301,760	$359,745	$312,971	$374,979	$357,922	$300,284	$398,997
Total liabilities and members' equity (deficit)	$313,862	$371,644	$326,827	$389,379	$375,625	$311,399	$413,587

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	301,760	359,745	312,971	374,979	357,922	300,284	398,997
Net adjustments to fair value	58,217	42,007	50,157	75,583	39,374	46,844	42,607
TOTAL NET ASSETS	$359,978	$401,752	$363,129	$450,561	$397,296	$347,128	$441,603
NET ASSET VALUE PER INTEREST	$10.12	$9.67	$9.91	$10.28	$9.59	$9.84	$9.54

	Cordelia	Dan	Flintwood	Gerald	Harold	Monterey	Mystic
ASSETS
Current assets:
Cash	$24,939	$43,002	$24,788	$17,185	$21,396	$20,758	$18,436
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,555	3,798	4,835	3,913	4,507	3,469	4,276
Property and equipment, net	340,626	265,561	356,513	306,411	302,824	290,231	300,394
Total assets	$370,120	$312,361	$386,136	$327,510	$328,727	$314,459	$323,106

LIABILITIES
Current liabilities:
Accrued expenses	$5,051	$4,560	$1,057	$6,088	$6,101	$4,913	$1,947
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,601	4,972	5,992	4,835	4,736	5,219	8,740
Tenant deposits	2,295	2,468	2,495	2,095	2,843	1,750	2,195
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$12,947	$11,999	$9,544	$13,019	$13,679	$11,882	$12,881

MEMBERS' EQUITY (DEFICIT)
Members' capital	367,033	309,933	386,056	333,197	336,780	316,260	326,824
Accumulated deficit	(9,860)	(9,570)	(9,463)	(18,705)	(21,732)	(13,683)	(16,599)
Total members' equity (deficit)	$357,174	$300,362	$376,593	$314,491	$315,048	$302,577	$310,225
Total liabilities and members' equity (deficit)	$370,120	$312,361	$386,136	$327,510	$328,727	$314,459	$323,106

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	357,174	300,362	376,593	314,491	315,048	302,577	310,225
Net adjustments to fair value	61,434	60,661	61,518	43,146	44,794	71,911	44,923
TOTAL NET ASSETS	$418,607	$361,023	$438,110	$357,637	$359,841	$374,488	$355,147
NET ASSET VALUE PER INTEREST	$9.98	$10.15	$10.01	$9.62	$9.71	$10.38	$9.69

	Nicole	Resolana	Sachi	Sandridge	Sanford	Sullivan	Tyner
ASSETS
Current assets:
Cash	$19,233	$13,819	$21,020	$22,865	$9,453	$29,801	$19,696
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,418	4,071	4,322	1,002	3,598	4,414	6,084
Property and equipment, net	297,212	284,598	329,011	329,052	172,881	312,088	415,741
Total assets	$320,863	$302,488	$354,353	$352,919	$185,932	$346,302	$441,521

LIABILITIES
Current liabilities:
Accrued expenses	$3,332	$2,434	$4,558	$5,422	$4,102	$3,205	$3,301
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,626	5,084	4,789	5,590	3,712	6,436	6,125
Tenant deposits	2,345	2,145	2,195	-	1,995	2,345	3,693
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$10,303	$9,663	$11,542	$11,012	$9,809	$11,986	$13,118

MEMBERS' EQUITY (DEFICIT)
Members' capital	312,940	306,818	358,847	357,167	179,176	340,092	436,295
Accumulated deficit	(2,380)	(13,993)	(16,037)	(15,259)	(3,053)	(5,775)	(7,893)
Total members' equity (deficit)	$310,560	$292,825	$342,810	$341,907	$176,123	$334,317	$428,403
Total liabilities and members' equity (deficit)	$320,863	$302,488	$354,353	$352,919	$185,932	$346,302	$441,521

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	310,560	292,825	342,810	341,907	176,123	334,317	428,403
Net adjustments to fair value	38,712	53,398	32,928	50,166	23,401	58,684	47,071
TOTAL NET ASSETS	$349,272	$346,223	$375,738	$392,073	$199,524	$393,001	$475,473
NET ASSET VALUE PER INTEREST	$9.61	$9.89	$9.42	$9.74	$9.29	$10.15	$9.46

	Wendell	Westbury	Westgate	Wizard
ASSETS
Current assets:
Cash	$17,816	$16,748	$25,651	$22,387
Other receivables	-	-	-	-
Prepaid expenses	-	-	-	-
Deposits	4,249	3,517	4,738	4,720
Property and equipment, net	293,034	282,862	333,455	325,364
Total assets	$315,100	$303,126	$363,843	$352,471

LIABILITIES
Current liabilities:
Accrued expenses	$4,774	$8,874	$4,228	$4,995
Accounts payable	-	-	-	-
Due to (from) related parties	4,431	4,499	5,537	5,158
Tenant deposits	2,245	2,045	2,495	2,445
Note payable, related party	-	-	-	-
Mortgage payables	-	-	-	-
Total liabilities	$11,450	$15,418	$12,260	$12,598

MEMBERS' EQUITY (DEFICIT)
Members' capital	312,306	309,755	359,233	349,384
Accumulated deficit	(8,657)	(22,047)	(7,650)	(9,511)
Total members' equity (deficit)	$303,649	$287,709	$351,583	$339,873
Total liabilities and members' equity (deficit)	$315,100	$303,126	$363,843	$352,471

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	303,649	287,709	351,583	339,873
Net adjustments to fair value	43,093	35,347	81,957	55,565
TOTAL NET ASSETS	$346,742	$323,056	$433,540	$395,438
NET ASSET VALUE PER INTEREST	$9.87	$9.38	$10.55	$10.06

[1] Estimated Balance Sheet as of December 31, 2025.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our common shares; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.

Safe Harbor Statement

The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered "forward-looking statements."  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager's expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "possible," "potential," "predicts," "projects," "seeks," "should," "will," "would" and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings "Summary – Summary Risk Factors" and "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of the parties' assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 27, 2026.

ARRIVED HOMES 4, LLC

By:	Arrived Fund Manager, LLC
Its:	Managing Member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer